Exhibit 99.5

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6128)

PROXY FORM

PROXY FORM FOR USE AT THE EXTRAORDINARY GENERAL MEETING OR AT ANY ADJOURNMENT THEREOF (“MEETING”)

I/We1 _________________________________________________________________________________________________________

of _____________________________________________________________________________________________

being the registered holder(s) of                             _ share(s)2 of HK$0.01 each in the share capital of Graphex Group Limited (the “Company”), hereby appoint3 the Chairman of the Meeting or _____________________________________________

of______________________________________________________________________________________________ to act as my/our proxy to attend and vote for me/us and on my/our behalf at the Meeting to be held at 11/F, COFCO Tower, 262 Gloucester Road, Causeway Bay, Hong Kong on Tuesday, 20 December 2022 at 2:30 p.m. (Hong Kong time) and at any adjournment thereof for the purpose of considering, if thought fit, passing the resolutions set out in the notice convening the Meeting as hereunder indicated, and, if no such indication is given, as my/our proxy thinks fit properly put to the Meeting.

ORDINARY RESOLUTION		FOR[4]	AGAINST[4]
1.	To approve the grant of the Specific Mandate to exercise the powers of the Company to allot and issue the 35,000,000 new Ordinary Shares to Emerald Energy Solutions LLC as Consideration Shares upon exercise of the Call Option or the Put Option in accordance with the terms and conditions of the Agreement, where such Consideration Shares to be allotted and issued upon exercise of the Call Option or the Put Option shall rank equally in all respects among themselves and with all fully paid Ordinary Shares in issue as at the date of allotment and issue

Dated: _______________________________           Shareholder’s signature: __________________________________

Notes:

1.	Full name(s) and address(es) to be inserted in BLOCK CAPITALS.

2.	Please insert the number of shares registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

3.	If any proxy other than the Chairman of the Meeting is preferred, delete words “the Chairman of the Meeting or” and insert the name and address of the proxy desired in the space provided.

4.	IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, TICK THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST

A RESOLUTION, TICK THE BOX MARKED “AGAINST”. Failure to tick a box will entitle your proxy to cast your vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the notice convening the Meeting.

5.	The description of this resolution is by way of summary only. The full text appears in the Notice of the Meeting.

6.	To be valid, the proxy form together with a power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power or authority must be deposited at the Company’s branch share registrar, Tricor Investor Services Limited, 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong not less than 48 hours before the time appointed for holding the Meeting or any adjournment thereof.

7.	This proxy form must be signed by you or your attorney duly authorized in writing or in the case of a corporation must either be executed under its common seal or under the hand of an officer or attorney or other person duly authorized.

8.	In the case of joint holders, the vote of the senior who tenders a vote, whether in person or proxy, will be accepted to the exclusion of the votes of the joint holder(s), and for this purpose seniority will be determined by the order in which the names stand in the register of members of the Company.

9.	Any member of the Company entitled to attend and vote at the Meeting shall be entitled to appoint more than one proxy to attend and vote instead of him. A proxy need not be a member of the Company but must attend the Meeting in person to represent you.

10.	Completion and return of this form of proxy will not preclude you from attending and voting in person at the Meeting or at any adjournment thereof if you so wish and, in such event, the appointed proxy shall be deemed to have been revoked.

11.	Any alteration made to this form of proxy must be initialled by the person who signs it.